Harlan County Beer Company, LLC

OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made this 15th day of September, 2020, by the undersigned Managing Members of Harlan County Beer Company, LLC.

WHEREAS, the parties hereto desire to conduct a Limited Liability Company pursuant to the laws of the State of Kentucky;

NOW THEREFORE, in consideration of the mutual promises of the parties hereto, each to the other, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed by and between the parties hereto as follows:

1. <u>Name</u>. The name of this limited liability company shall be "Harlan County Beer Company, LLC."

2. <u>Principal Office of Business</u>. The address of the principal office of the Company shall be Harlan County Beer Company, 120 E. Central Street, Harlan, KY 40831. The Company may have such other or additional offices as the Managing Members, in their sole discretion, shall deem necessary or advisable.

3. <u>Purposes.</u> The purpose for which the Company is formed is to (i) create a brewery and taproom in Harlan, KY, (ii) build out such establishment, (iii) to make and sell beer, food, merchandise, and host events and (iv) to build community and to engage in any and all lawful and authorized activities related or incidental to the purposes set forth in clauses (i) to (iii).

4. <u>Filing of Initial Certificate</u>. The Managing Members shall take all necessary action to (a) promptly prepare any Initial Articles of Organization (the "Certificate") to be **filed** with the State of Kentucky as may be required by law; (b) file the Certificate with the necessary department; and (c) do all other things requisite for the due formation of the Company as a limited liability company pursuant to the laws of the State of Kentucky.

5. <u>Term</u>. The Company shall be formed on execution of this Agreement and shall continue until the close of business on November 19, 2033. Each of the Members and Managing Members shall have One (1) vote for purposes of Company termination. All

rights in and to the Company, and all assets held thereby, shall immediately become the property of the Managing Members upon expiration and/or termination of this Agreement.

6. <u>Financing</u>. Gill Holland and Geoff Marietta will finance and own 100% (50% each) of The Company, until such time as third party investors are desired, and/or any public offering is tendered.

7. <u>Members, Company Interests, Contributions</u>.

7.1 The address and investment status of each Member of the Company is set forth in Schedule A, attached hereto and incorporated herein by reference, as it may be amended from time to time.

7.2 The original contribution of each Member, as set forth below, shall be contributed and paid in cash to the Company upon execution, by each respective Member, of this Agreement and a corresponding Subscription Agreement.

7.3 The Members shall contribute the amounts of capital of the Company as stated in Schedule A attached hereto and incorporated herein by reference, as it may be amended from time to time.

7.4 The Managing Members shall have the power to contribute to the capital of the Company. The Managing Members' status as an investing Member shall in no way affect any of its powers pursuant to this Agreement.

7.5 In the event a Member provides capital or other contributions to the Company other than the Capital Contribution as stated in Schedule A attached hereto and incorporated herein, such funds shall be considered an interest-bearing loan and shall not increase said Member's interest in the Company nor increase the total capitalization of the Company. Said additional contribution shall be repaid from Profits of the Company prior to any distribution of proceeds to any Member. No Member shall, in respect of any such loan, receive or hold as collateral security any Company property.

7.6 Except as set forth in this Agreement, no Member shall be entitled to receive any distributions from the Company.

7.7 Additional Members may be admitted to the Company with the consent of the Managing Members.

8. <u>Rights and Powers of Managing Members, Management of Company Business</u>.

8.1 The Managing Members shall have sole and complete control of the management and operation of the affairs and business of the Company, and shall be responsible for the filing of all required financial and tax documents on behalf of the Company, and have the power to do all acts, engage in all proceedings, and to execute, acknowledge, seal and-deliver all documents or instruments although not specifically mentioned herein, as the Managing Members, in their sole discretion, may deem necessary or desirable to conduct the business of the Company and to carry out the purposes of the Company and, in general, to carry on and do all things necessary to conduct the affairs of the Company with all the powers that an individual may have in dealing with his own affairs, and shall operate the Company for the benefit of all of the Members.

8.2 The Managing Members shall act only upon the consent of the majority interest of the Managing Members; provided, however, that one of their signatures shall be sufficient to bind the Company for daily activities so long as such signatory has the written consent thereto of the other Managing Members. Any Agreement for the sale, disposition, license, distribution, or for the sale of the majority of the assets of the Company shall require the unanimous consent of Gill Holland and Geoff Marietta as Managing Members. In the event of disagreement, whichever of the two has invested more in the company as of the date of the disagreement will prevail.

8.3 All powers of the Managing Members hereunder may be exercised by it and any or all of such powers may be assigned or delegated by the Managing Member to any other person, except the Members, including persons and entities related to or affiliated with the Managing Members. The investment of capital by the Managing Members shall in no way effect its power to operate and manage the Company.

8.4 In addition to the specific rights and powers herein granted to the Managing Members, the Managing Members shall possess and may enjoy and exercise all of the rights and powers of Managing Members as provided by the laws of the State of Kentucky.

8.5 Any of the Members, or any stockholder, officer, director, employee or other person holding a legal or beneficial interest in any entity which is a Member, may engage in or possess an interest in other business ventures of every nature and description, whether or not in competition with the business of the Company, independently or with others; and neither the Company nor the Members shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom.

8.6 In the event the Managing Members and/or their employees, agents, successors or assigns make capital contributions to the Company, they shall be considered Members to the extent of their capital contribution.

9. Status of Members

9.1 No Member, apart from the exercise of his rights and powers as a Member, shall take part in the control of the business of the Company, with the exception of the Managing

Members who may also be considered Members. No Member shall have the power to sign for or to bind the Company, or to exercise creative control, which is the subject of this Agreement.

9.2 The Members shall have no voting rights, except those pertaining to the dissolution and winding-up of the Company as set forth in Section 14.

9.3 The Managing Members shall have the authority to amend this Agreement provided that any such amendment shall have received the consent of a majority of the Members.

9.4 Meetings of the Company for any purpose shall be held at the call of the Managing Members. All such meetings shall be held at a place designated by the Managing Members, and written notice of such location and of the date and time of the meeting shall be given by the Managing Members to each Member at least Five (5) days prior to such date, time permitting, or as soon as possible if Five (5) days' notice is not possible.

10. <u>Allocations of Profits and Losses</u>.

10.1 The profits of the Company, if any, shall be shared among the Members and the losses, if any, of the Company shall be borne by the Members in proportion to each Member's respective percentage of Company interest in any distribution as stipulated in Paragraph I 1, below, except that the Members shall not be personally liable for any of the debts of the Company or for any losses or expenses beyond the respective amounts contributed to the capital of the Company as set forth in Schedule A as may be amended from time to time.

12. <u>Ownership Rights</u>.

13. <u>Assignability of Company Interests</u>.

13.1 Except as otherwise provided in this Section, no Managing Member shall have the right to withdraw from the Company. Any part but not all of the Company interest of each Managing Member, as Managing Member, shall be assignable to a spouse, ancestor, descendant, brother or sister of a Managing Member or to a testamentary or inter-vivos trust of which the beneficiaries are one or more of a group consisting of a the spouse, ancestor, descendant, brother or sister of the Managing Member, provided that such assignment does not terminate the Company for federal income tax purposes; and the assignee thereof shall be a Member entitled to all the rights and powers and shall be subject to all restrictions and liabilities of a Member under this Agreement and the laws of the State of Kentucky.

13.2 Subject to the further provisions hereof and to the consent of a majority in number of the Managing Members, the Company interest of each Member shall be assignable, provided such assignment does not terminate the Company for federal income tax purposes. If the assigning Member so provided in the instrument of assignment, the assignee shall become a Member of the Company, provided that the assignee pays a fee to the Company to cover the costs and expenses of preparing, executing and filing a Certificate of Amendment with the proper department. It is agreed, however, that no sale of the units shall be allowed.

13.3 The Company interest owned by an assignee who has not become a Member in accordance with the provisions of this Section shall be assignable to the same extent as if such assignee had become a Member, but any such assignment shall be subject to all the provisions of this Section. It is agreed, however, that no sale of the units shall be allowed.

13.4 In the event of an assignment pursuant to this Section, the Company shall continue with respect to the remaining Members, appropriate adjustments shall be made to their capital accounts and Company interest to reflect the assignment of the Company interest of the assign or Member, and an election may be made by the Managing Member, in its sole discretion, to adjust the basis of Company assets in accordance with the Internal Revenue Code, and the similar provisions of the tax law of any state or other jurisdiction.

13.5 Anything contained in this Agreement to the contrary notwithstanding, each of the Members hereby warrants and represents to the Company and to the Managing Members, jointly and severally, that the Company interest acquired by him is being acquired by him for his own account, for investment only, and not with a view to the offer for sale or the sale in connection with the distribution or transfer thereof. Each of the Members further warrants and represents to the Company and to the Managing Members, jointly and severally, that he is not participating, directly or indirectly, in a distribution or transfer of such Company interest, nor is he participating, directly or indirectly, in the underwriting of any such distribution or transfer of such Company interest. Each of the Members further warrants and represents to the Company and to the Managing Members, jointly and severally, that he will not act in any way that would cause him to be an underwriter, within the meaning of the Securities Act of 1933 (the "Act"), of such Company interest.

13.6 Each of the Members hereby agrees that his Company interest and any agreement or certificate evidencing such Company interest shall be stamped or otherwise imprinted with a conspicuous legend in substantially the form set forth at the top of the first page of this Agreement. Such Company interest shall not be transferable except upon the conditions specified in this Agreement. Each of the Members realizes and agrees that, by becoming a Member in the Company pursuant to the terms of this Agreement and the aforesaid legend, prior to any permitted transfer of a Company interest he shall give written notice to the Managing Members expressing his desire to effect such transfer and describing the proposed transfer. Upon receiving such notice, the Managing Members shall present copies thereof to counsel for the Company and the following provisions shall apply:

(a) If in the opinion of such counsel the proposed transfer of such Company interest may be effected without registration thereof under the Act, as then in force, or any similar statute then in force, and applicable state securities law, the Managing Members shall promptly thereafter notify the holder of such Company interest, whereupon such holder shall be entitled to transfer such Company interest all in accordance with the terms of the notice delivered by such holder to the Managing Members, this Agreement and upon such further terms and conditions as shall be required by counsel for the Company in order to assure compliance with the Act and applicable state securities law.

(b) If in the opinion of such counsel the proposed transfer of such Company interest may not be effected without registration of such Company interest under the Act and applicable state securities law, a copy of such opinion shall be promptly delivered to the holder who had proposed such transfer, and such transfer shall not be made unless such registration is then in effect.

13.7 Each Member realizes that his Company interest is not and will not be registered under the Act or under the securities laws of the State of Kentucky (the "State Act") and that the Company does not file periodic reports with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934. Each Member also understands that the Company has not agreed with any Member to register his Company interest for distribution in accordance with the provisions of the Act or the State Act, and that the Company has not agreed to comply with any exemption under the Act or the State Act for the sale hereafter of such securities. Hence, it is the understanding of each Member that by virtue of the provisions of certain rules respecting "restricted securities" promulgated under the Act, his Company interest must be held by him indefinitely unless and until subsequently registered under the Act and applicable state securities law, unless an exemption from such registration is available, in which case such Member may still be limited as to the amount of his Company interest that he may sell. It is further agreed that the Members cannot force or otherwise require the Managing Member to register the units with any entity in order to allow the sale or other disposition of the units.

14. Dissolution of the Company. On dissolution of the Company for any reason, its business shall be wound up and its assets distributed in accordance with the provisions of the laws of the State of Kentucky.

15. Books of Account, Accounting Year, Reports to Members.

15.1 There shall be kept at the principal office of the Company all records required to be kept by the Company. The Company books shall be kept in accordance with generally accepted accounting principles.

15.2 Any Member shall have the right to reasonably inspect and copy the books and records of the Company during ordinary business hours, after written notice to the Managing Member.

15.3 The Managing Members shall, within 90 days after the close of the Company's Fiscal Year, mail to the Members an annual report containing compiled or reviewed financial information of the business of the Company for such accounting year and shall, at the same time, furnish each Member of the Company with all of the information which is relevant to such Member for federal income tax purposes. The annual report may contain such other information as the Managing Members in its sole discretion, may determine. The Managing Member may send to the Members such quarterly, semi-annual and other reports or other information as the Managing Members in its sole discretion, may designate.

16. <u>Indemnification and Liability</u>.

16.1 The Company shall indemnify and advance expenses to the Managing Members to the fullest extent and in the manner provided for corporate directors in the Kentucky Company Act, as amended from time to time. Such indemnification shall be made solely from the assets of the Company. For the purposes of this Section, a Managing Member shall be deemed to be a director; the Company shall be deemed to be a corporation; and the Managing Members shall be deemed to be the board of directors.

16.2 The Members shall not be personally liable for any of the debts of the Company or for any losses, expenses or liabilities, legal or otherwise, beyond the amount contributed to the capital of the Company as set forth in Schedule A.

17. <u>Arbitration</u>. Any dispute arising under, out of, in connection with, or in relation to this Agreement, or the making, termination or validity thereof, or its interpretation, or breach thereof, shall be determined and settled exclusively by arbitration in Kentucky, pursuant to the rules then in effect with the American Arbitration Association. Any award rendered shall be final and conclusive to the parties and a judgment thereon may be entered in any court of competent jurisdiction.

18. Miscellaneous Provisions.

18.1 Unless otherwise provided in this Agreement, no Member shall be liable to any other Member or to the Company for any good faith act or omission to act in the exercise of his judgment under the provisions of this Agreement.

18.2 Nothing herein contained shall be construed to constitute any Member hereof the agent of any other Member or to limit the Members in any manner in carrying on their own respective business or activities.

18.3 All notices or other communications provided for herein, shall be given by first class certified or registered U.S. mail, return receipt requested, all required postage prepaid, if to a Member, to the address of the Member set forth on the signature pages to this Agreement, unless notice of a change of address is given to the Company, and if to the Company, to the principal office of the Company as set forth in Section 2 hereto, or as later changed. Time periods shall commence on the date of mailing of a notice or any other communication. Any notice which is required to be given within a stated period of time shall be considered timely if postmarked before midnight of the last day of such period. All notices or other communications shall be deemed received when given, as aforesaid.

18.4 The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice-versa), wherever appropriate. The headings herein are inserted only as a matter of convenience and reference, and in no way define, limit or describe the scope of this Agreement, or the intent of any provisions thereof.

18.5 This Agreement sets forth all, and is intended by all parties hereto to be an integration of all, of the covenants, promises, agreements, warranties and representations among the parties hereto with respect to the Company, the business of the Company and the property of the Company, and there are no covenants, promises, agreements, warranties or representations, oral or written, express or implied, among them other than as set forth herein.

18.6 Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. Wherever there is any conflict between any provision of this Agreement and any statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event that provision of this Agreement thus affected shall be curtailed and limited only to the extent necessary to conform with said requirement of law. In the event that any part, section, paragraph or clause of this Agreement shall be held to be indefinite, invalid or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

18.7 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Members agrees that one original of this Agreement or set of original counterparts shall be held at the office of the attorney for the Company; that a certificate of formation of the Limited Company shall be filed in the proper offices and that a duplicate original shall be held at the office of the attorney for the Company and that there shall be distributed to each Member a copy of this Agreement.

19. <u>Governing Law</u>. It is the intention of the parties hereto that, except where expressly indicated to the contrary, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Kentucky.

20. <u>Burden and Benefit</u>. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, guardians, executors, administrators, personal and legal representatives, and successors and assigns of the parties hereto to the extent, but only to the extent, the same is provided for in accordance with, and permitted by, the provisions of this Agreement.

21. <u>Binding Agreement</u>. All signatories to this Agreement acknowledge that they have read this Agreement in its entirety prior to executing it and that they are familiar with and fully understand its contents, and have had the opportunity to obtain independent counsel in the event they conclude counsel is necessary, and all parties hereto understand that their signature upon this document shall constitute this as a valid, binding and enforceable contract.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

MANAGING MEMBERS   **MEMBER DATE**

By

 Gill Holland   9/2/2020

And

Geoff Marietta   9/2/2020



Its:

Managing Members